Filed by Hennessy Funds Trust (811-07168)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Quaker Investment Trust (811-06260)

QUAKER INVESTMENT TRUST
261 North University Drive, Suite 520
Ft. Lauderdale, FL 33324
(888) 272-0007
www.ccminvests.com

November 9, 2023

Supplement to the Proxy Statement and Prospectus dated August 25, 2023

A special meeting of shareholders of all classes of the CCM Core Impact Equity Fund, a series of Quaker Investment Trust, a Delaware statutory trust (“QIT”), was held on November 9, 2023, at 10:00 a.m. local time, at the offices of QIT at 261 North University Drive, Suite 520, Ft. Lauderdale, Florida 33324.  At the meeting, the special meeting of the shareholders of all classes of the CCM Core Impact Equity Fund was adjourned until November 21, 2023, to solicit additional votes.
The adjourned special meeting for the CCM Core Impact Equisty Fund will reconvene on November 21, 2023, at 10:00 a.m. local time, at the offices of QIT at 261 North University Drive, Suite 520, Ft. Lauderdale, Florida 33324.  The record date for the special meeting of the CCM Core Impact Equity Fund, July 25, 2023, remains unchanged.
More information regarding the proposed reorganization of the CCM Core Impact Equity Fund into the Hennessy Stance ESG ETF is available in the Proxy Statement and Prospectus dated August 25, 2023, which information is incorporated herein by reference.  Documents that relate to the CCM Funds are available, without charge, by writing to Quaker Investment Trust, 261 North University Drive, Suite 520, Ft. Lauderdale, Florida 33324, by calling (888) 272-0007 (toll-free) or over the Internet at www.ccminvests.com.  Documents that relate to the Hennessy Stance ESG ETF are available, without charge, by writing to Hennessy Funds Trust at 7250 Redwood Blvd., Suite 200, Novato, California 94945, by calling 1‑800-966-4353 or 1-415-899-1555 or over the Internet at www.hennessyetfs.com
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Proxy Statement and Prospectus Supplement Dated November 9, 2023
Please Read Carefully and Keep for Future Reference